

PÜRE-LIGHT®

The Pure-Light Story

Introducing

Super-Oxygen®

A Revolutionary New Technology!

(That has been in use for millions of years by Mother Nature!!)

PÜRE-LIGHT®

THE PURE-LIGHT® TECHNOLOGY STORY

The Pure-Light® Super-Oxygen®Technology

is made by

Titanim Dioxide

SO...WHAT IS

Titanium Dioxide (TiO2)?

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THE PURE-LIGHT TECHNOLOGY

If you brushed your teeth today with white toothpaste, or ate a white sugar donut...

you ate some Titanium Dioxide (TiO2)

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TiO2 Background

- **Titanium Dioxide has been around for millions of years. It has been in use by man for over 100 years.**

- **It is a non-toxic, odorless crystal that is found in almost every shovelful of dirt. It is the 9th most abundant mineral on the planet.**

- **When it is mined, dried, and ground up into a fine powder... it turns a bright white and is used in a whole variety of products.**



Titanium dioxide

PURE-LIGHT

TiO2 Background

- It is the white in the white paint, white makeup, in lipstick, white icing, … yes… it is the white in marshmallows. If you brushed your teeth this morning… you used titanium dioxide.   It is used in all of these products shown here.





PURE-LIGHT

TiO2 Background

- In 1967 a Japanese Researcher <u>Akira Fujishima</u> discovered that when TiO2 is exposed to Ultraviolet Light...it produced excited Electrons.
- When these electrons encounter water molecules, which usually happens in less than a 10th of a second, they produce two kinds of Super-Oxygen molecules.



Dr. Akira Fujishima

O$_2$(-) Superoxide



OH(-) Hydroxyl Ion



PURE-LIGHT

O_2(-) Superoxide


O O

Superoxide is actually produced in our bodies by our white blood cells.

It is generated by the immune system to kill invading microorganisms. A lack of Superoxide causes an immunodeficiency syndrome called chronic granulomatous disease, characterized by extreme susceptibility to infection.


Tonsils
Lymph Nodes of the Neck
Thoracic Duct
Thymus Gland
Lymph vessels of the chest
Lymph Nodes of the Axillary Region
Lymph vessels of the abdomen
Spleen
Appendix
Lymph Nodes of the Groin
Lymph Nodes behind the knee

*Muller, F. L., Lustgarten, M. S., Jang, Y., Richardson, A. and Van Remmen, H. (2007). "Trends in oxidative aging theories". Free Radic. Biol. Med. **43** (4): 477–503. doi:10.1016/j.freeradbiomed.2007.03.034. PMID 17640558.*

PÜRE-LIGHT®

OH(-) Hydroxyl Ion

The Hydroxyl Ion is termed by science as the **"PRIMARY CLEANSING AGENT OF THE LOWER ATMOSPHERE"** *Essential To Sustaining Life On Earth*, where it is the dominant agent for changing dangerous greenhouse gases and pollutants *(hydrofluorocarbons, carbon monoxide, nitrous oxide, etc.)* into harmless gases *(most notably CO_2)* and Water.*



*https://www.ipcc.ch/publications_and_data/ar4/wg1/en/ch7s7-4-5.html

PÜRE-LƆGHT®

THE PURE-LIGHT TECHNOLOGY

If you go outside and breathe in the clean air... with every breath, you are breathing in Super Oxygen Molecules.

--They are the *CLEAN* & *FRESH* of the outside country air.

We have been breathing these Super-Oxygen Molecules...all our lives.



A revolutionary technology... that cleans and refreshes the planet...

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Safe for Good Bacteria, Humans, Animals...

Even Helps Plants Grow Faster, Healthier!



TiO2 Background

NOT ENOUGH TIO2?

It has been speculated that one of the problems we have today is that we do not have enough of these super oxygen molecules around to help counter the increased harmful pollution, killer bacteria and deadly gases that our modern society and nature is continually creating.

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TiO2 Background

"The Application Problem"

The **BIG** problem is that for 30+ years, no one was able to figure out a way to actually use this great discovery.

It was continually being researched and tested, but without any way to apply or use it in society... the studies were academic rather than useful.

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TiO2 Background



Then came the Russian Space Station Problem. A headline and quote from the Boston Globe in 2000 says it all:

"**AGGRESSIVE SPACE MOLD TAKES OVER RUSSIAN SPACE STATION**" "Cosmonaut/microbiologist, Natalia Novikova, had her hands full examining the various forms of fungi found growing aboard the ship. The aging Mir, it turns out, is nearly overrun with the stuff…Scientists are discovering that "biodegradation," the term used to describe microbial damage to materials, is a far greater problem than previously thought. Fungal infections could explain why electronics fail more often than expected…"

https://www.moldsafesolutions.com/aggressive-space-mold/

https://en.wikipedia.org/w/index.php?title=Mir&action=edit&section=22

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TiO2 Background



Then the proposed International Space Station
faced an even bigger problem:

*HOW DO WE SOLVE THE BACTERIA,
MOLD, & DANGEROUS OFF GASING
PROBLEMS FOR MORE PEOPLE AND
LONGER TIMES IN SPACE?*

The answer that was developed by NASA…an organic glue that allowed the TIO2
to perform it's photocatalytic action. Currently in use in the International Space
Station for over 20 years.

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TiO2 Background



Three problems with the NASA formula:

1) The "glue" only lasts 12-14 months

2) It needs deadly Ultra-Violet light
   to work *(harmful to all animal and plant life)*

3) It is extremely expensive

https://gizmodo.com/5991149/an-air-purifier-designed-for-the-space-station-must-be-good-enough-for-your-home

P Ü R E - L I G H T

TiO2 Background



So they made it into a “enclosed” air circulation & purification system.


Broad spectrum high intensity UVX lamp
Germicidal 254 nm hv light
Super oxide ions
Hydro-peroxides
Hydrated coating
Engineered matrix
"Purifying Plasma"
Proprietary patent-pending rare and noble metal multi-metallic hydrophilic coating



https://gizmodo.com/5991149/an-air-purifier-designed-for-the-space-station-must-be-good-enough-for-your-home

The Pure-Light Story

A Better Solution:

The people behind *Pure-Light* worked for almost 20 years to develop a non-organic glue that worked much better than the NASA version:

1. **Better Photocatalytic effect** *(produces more Super-Oxygen)*

2. **Lasts up to 20 years on a surface when properly applied**

3. **It works with regular "indoor" light *(does NOT need Ultraviolet)***

4. **Purifies the air...PLUS...purifies <u>Surfaces</u>. *(much more effective)***

5. **It is affordable**

+ PLT has invented different types of formulas for multiple types of applications.

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The Pure-Light Story
We use our Patent-Pending TiO2 Technology in a wide variety of applications:

➢ **Light bulbs--**



➢ **Surface Coatings--**



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The Pure-Light Story

Independent Lab Tests are...INCREDIBLE!!

The Independent Lab Tests of the formulas by the largest lab in the U.S. indicated that the Pure-Light® Super-Oxygen® formulas worked even better than expected.

Eradicating the top 3 problem diseases in the US...Salmonella, E-Coli, MRSA...
in a matter of hours.

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The Pure-Light Story

6,000+ CUSTOMER PRODUCT TESTING

➢ In our 2017-2018 Consumer Field Testing with over 6,000 customers who purchased 68,000 light bulbs in a 7 month period of time. ($150 avg sale)

➢ We have a 99.9% customer satisfaction

➢ PLUS...a whole lot of incredible testimonials.

   -*(we actually ran out of bulbs 3 times)*

https://gizmodo.com/5991149/an-air-purifier-designed-for-the-space-station-must-be-good-enough-for-your-home

PURE-LIGHT

The Pure-Light Story

NOW...There are 3 GRADE LEVELS OF PURE-LIGHT FORMULAS:

- **LEVEL 1: REGULAR**
  - Coating bulbs and surfaces

- **LEVEL 2: COMMERCIAL GRADE.**
  - The production of Super-Oxygen is about double than the Regular Level 1 formula. (it has more than twice the amount of TiO_2.

- **LEVEL 3: HOSPITAL GRADE**
  - It is an enhanced double TiO_2 formula, plus it has silver embedded in the formula so that it provides light + dark bacteriological surface control.

PURE-LIGHT



Now you can understand why we claim that

The Technology of Pure-Light® is the

GREATEST ENVIRONMENTAL PRODUCT IN THE WORLD

in the last 100+ years...

...maybe ever!

A new way to Purify your Environment... and help SAFEGUARD & PROTECT YOUR FAMILY, EMPLOYEES, CUSTOMERS, FRIENDS...

Proven results, 20+ years research, 140+ lab & field studies, Doctor Recommended...



AND...A Technology that can actually help *Clean* and *Refresh* the *Entire Planet!*



Pure-Light Technologies®

Making The World Better...Safer!



We Call it...*a Pure-Light Future*

PÜRE-LÏGHT®

PÜRE-LIGHT®

- **Cleaner**
- **Fresher**
- **Happier**
- **Safer**

Thank You

Anti-Bacterial + Anti-Viral + Anti-Odor + Anti-Mold + Anti-Allergen + Anti-Pollution